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                             March 3, 2023

       Charles Wheeler
       Chief Executive Officer
       Greenbacker Renewable Energy Company LLC
       230 Park Avenue, Suite 1560
       New York, NY 10169

                                                        Re: Greenbacker
Renewable Energy Company LLC
                                                            Post-Effective
Amendment No. 1 to Form S-3 on Form S-1
                                                            Filed February 14,
2023
                                                            File No. 333-251021

       Dear Charles Wheeler:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed February 14, 2023

       Terms of this Offering, page 4

   1. We note your disclosure that shares issued under the Distribution Reinvestment
                                                        Plan pursuant to this
prospectus are being offered at the price equal to the then current monthly share value per
share for each class of shares, and for each month, you determine your monthly share
value for each class of your shares. Please revise to disclose how such monthly share values
are determined.
 Charles Wheeler
FirstName  LastNameCharles Wheeler
Greenbacker  Renewable Energy Company LLC
Comapany
March      NameGreenbacker Renewable Energy Company LLC
       3, 2023
March2 3, 2023 Page 2
Page
FirstName LastName
Incorporation of Certain Information by Reference, page 14

2. We note that you incorporate information by reference into your registration statement.
         Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended
         December 31, 2022, you are not eligible to incorporate by reference. See General
         Instruction VII.C to Form S-1. Please revise.
3. Please update your financial statements and related information for the fiscal year ended
         December 31, 2022. Refer to Rule 8-08(b) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Jason Myers